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SEC
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Section

MAR 01 2017

Washington DC
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SEC FILE NUMBER
8-28644

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS BROKERAGE OF TEXAS LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Fifth St
(No. and Street)

Waco	Texas	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

NO

OATH OR AFFIRMATION

I, Timothy R Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Investors Brokerage of Texas Ltd, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Notary Public

Shannon Dickerson
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-15-2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

TABLE OF CONTENTS

WWW.MOSSADAMS.COM

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Investors Brokerage of Texas, Ltd.
Waco, Texas

We have audited the accompanying statement of financial condition of Investors Brokerage of Texas, Ltd. (the "Partnership") as of December 31, 2016, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedules I & II (the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in the Schedules is the responsibility of the Partnership's management. Our audit procedures include determining whether the information the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2017

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 352,118
Deposit with clearing organization	100,000
Receivable from clearing organization	998
Total Assets	$ 453,116

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued liabilities	$ 39,068
Total liabilities	39,068
Partners' capital	414,048
Total Liabilities and Partners' Capital	$ 453,116

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Income
For the Year Ended December 31, 2016

Revenues:	
Commissions income	$ 1,042,664
Interest	9,440
Other revenue	7,523
Total revenues	1,059,627
Expenses:	
Employee compensation, commissions, and benefits	686,113
Lease expenses	61,286
Clearing fees	28,332
Communications	3,203
Professional fees	16,423
Dues and subscriptions	13,777
Other expenses	26,490
Total expenses	835,624
Net Income	$ 224,003

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2016

Balance at December 31, 2015	$ 340,045
Dividends	(150,000)
Net income	224,003
Balance at December 31, 2016	$ 414,048

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 224,003
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) decrease in assets:	
Receivable from clearing organizations	942
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	(18,379)
Net cash provided (used) by operating activities	206,566
Cash flows from financing activities:	
Dividends paid	(150,000)
Net cash provided (used) by financing activities	(150,000)
Net increase in cash and cash equivalents	56,566
Cash and cash equivalents at beginning of year	295,552
Cash and cash equivalents at end of year	$ 352,118

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Notes to Financial Statements
December 31, 2016

Note 1 Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Investors Brokerage of Texas, Ltd (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Partnership also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The majority of the Partnership's customers are located in the central and south Texas areas. The Partnership receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Partnership conform to U.S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The accompanying financial statements include only the accounts of the Partnership. The general partner (0.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.com, Inc. (the "Parent").The Parent is owned by individual shareholders.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker Hilltop Securities in Dallas, Texas.

Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade date basis as securities transactions occur.

Investment advisory and management fees are generally recognized as services are provided. Fees are billed on a quarterly basis based on the account's asset value at the end of the quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Income Taxes

The Partnership is a qualified subchapter S subsidiary. The Parent has been approved to pay federal income taxes with an S corporation election. The Partnership and its affiliates are included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated and paid by the shareholders of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Partnership is subject to income taxes in the State of Texas and files a combined return with the Parent. The Partnership's federal and state income tax returns generally remain subject to examination by the Internal Revenue Service and state authorities for three to four years from the date the return is filed.

Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Partnership had net capital of $414,048 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.09 to 1.

Note 3 Retirement Plan

The Partnership participates in the retirement plan (the "Plan") of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions.

Employee contributions are matched up to 4% of participating compensation. Contributions exceeding 4% are at the discretion of the Plan sponsor. The Partnership made contributions of $21,139 to the Plan for the year ended December 31, 2016.

Note 4 - Related Party Transactions

Insurors of Texas General Agency, Ltd., a related entity of the Partnership, charges the Partnership, through an expense sharing agreement, for office space, accounting services and equipment, including equipment maintenance. The partners are in position to, and in the future may, influence the amount of these expenses to the Partnership. Following is a summary of the expenses incurred for 2016:

Premise lease	$	32,436
Equipment and maintenance		19,644
Accounting services		9,206
Total	$	61,286

Note 5 - Dividends

On July 1, 2016 the Partnership declared a dividend to the parent of
$150,000 which was paid to the Parent on July 20, 2016. Total cash payments made for dividends in 2016 totaled $150,000.

Note 6 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2016, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Concentration Risk

At December 31,2016 and at various times throughout the year then ended, the Partnership has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2016

Schedule I

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 414,048
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	414,048
Deductions and/or charges	
Non-allowable assets:	0
Net capital before haircuts on securities positions	414,048
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))	
Net capital	$ 414,048

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 39,068
Total aggregate indebtedness	$ 39,068

Schedule I (continued)

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,605
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 364,048
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 354,048
Ratio: Aggregate indebtedness to net capital	0.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firms: Hilltop Securities Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2016

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Investors Brokerage of Texas, Ltd.
Waco, Texas

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Investors Brokerage of Texas, Ltd. (the "Partnership") identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provisions") under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investors Brokerage of Texas, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2017

Investors Brokerage of Texas, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2016 through December 31, 2016 without exception.

Investors Brokerage of Texas, Ltd.

I, Timothy R. Kohn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Principal

February 24, 2017